Exhibit 99.1

Announces Normal Course Issuer Bid

TORONTO, ONTARIO – May 15, 2023: Docebo Inc. (NASDAQ:DCBO; TSX:DCBO) (“Docebo”), a leading learning platform provider with AI capabilities, announced today that the Toronto Stock Exchange has approved its notice of intention to make a normal course issuer bid for a portion of its common shares (“Shares”). Docebo’s normal course issuer bid (the “NCIB”) will be made in accordance with the requirements of the Toronto Stock Exchange.

Pursuant to the notice, Docebo is authorized to acquire up to a maximum of 1,650,672 of its Shares, or approximately 5% of total shares outstanding as of May 1, 2023, for cancellation over the next 12 months. Purchases under the NCIB will be made through the facilities of the Toronto Stock Exchange, other designated exchanges and or Canadian alternative trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market at the time of acquisition. The number of Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 10,924 Shares (which is equal to 25% of 43,697 Shares, being the average daily trading volume during the six months ended April 30, 2023), in each case subject to Docebo’s ability to make one block purchase of Shares per calendar week that exceeds such limits.

Docebo may begin to purchase Shares on or about May 18, 2023 and the bid will terminate on May 17, 2024 or such earlier time as Docebo completes its purchases pursuant to the bid or provides notice of termination. Any Shares purchased under the NCIB will be cancelled upon their purchase. Docebo intends to fund the purchases out of its available cash.

In connection with the NCIB, Docebo has established an automatic securities purchase plan (the “Plan”) with its designated broker to facilitate the purchase of Shares under the NCIB at times when Docebo would ordinarily not be permitted to purchase Shares due to regulatory restrictions or self-imposed blackout periods. Under the Plan, before entering a self-imposed blackout period, Docebo may, but is not required to, ask the designated broker to make purchases under the NCIB within specified parameters. Outside of the pre-determined blackout periods, Shares may be purchased under the NCIB based on the discretion of Docebo’s management, in compliance with TSX rules and applicable securities laws. Docebo may elect to suspend or discontinue its NCIB in accordance with certain conditions set forth in the Plan. The Plan will be effective as of May 18, 2023.

Docebo believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds. The focus of the Company remains on making investments to promote the long-term growth and profitability of the business while creating immediate value for shareholders by executing the NCIB.

Forward-Looking Statements

This news release contains forward-looking information that reflects the current expectations of management about the future results and opportunities for Docebo. Forward-looking statements generally can be identified by words such as “will”, “expects”, “anticipates”, “intends”, “plans”,

“believes”, “estimates” or similar expressions suggesting future outcomes or events. More particularly and without limitation, this press release contains forward-looking statements and information concerning future purchases of Shares under the NCIB and Docebo’s profitability and free cash flow generation. Such forward-looking statements reflect Docebo’s current beliefs and are based on information currently available to management, and there is no assurance that any Shares will be purchased under the NCIB or that Docebo will continue to be profitable and generate free cash flow. Although Docebo believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Docebo can give no assurance that they will prove to be correct. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date hereof and to not use such forward-looking information for anything other than its intended purpose. Docebo undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

For further information:

Mike McCarthy

Investor Relations

mike.mccarthy@docebo.com